UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

Blue Moon Metals Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1000	98-1903645
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

220 Bay Street,  Suite 550

Toronto, Ontario, M5J 2W4 Canada

(416) 230-3440

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, New York 10168

(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Mark D. Wood

Katten Muchin Rosenman LLP

525 W. Monroe Street

Chicago, IL 60661

(312) 902-5200

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	BMM	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐            No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☐           No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Blue Moon Metals Inc. (the “Registrant”) is a Canadian issuer whose common shares are listed or quoted on the TSX Venture Exchange, the OTCQX Best Market and the Frankfurt Stock Exchange and is eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the U.S.-Canadian Multijurisdictional Disclosure System. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain or refer to certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”). Forward-looking statements can often be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “may”, “potential” and “will” or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All statements included in the Exhibits, other than statements regarding historical fact that addresses activities, events or developments that the Registrant believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements do not constitute historical fact but reflect the expectations of the Registrant regarding future results or events based on information that was available at the time the forward-looking statements were made. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Such forward-looking statements speak only as of the date when made in each such Exhibit. Forward-looking statements in the Exhibits include, but are not limited to, statements with respect to:

•	uncertainties involved in fluctuations in commodity prices and currency exchange rates;

•	uncertainties relating to interpretation of drill results and geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return;

•	the need for cooperation of government agencies in the exploration and development of properties and the issuance of required permits;

•	anti-mining sentiments in the community and jurisdictions where the projects are located as well as objections of indigenous or other tribal communities;

•	the possibility that the conditions precedent to the closing and drawdown of the recently announced financing will not be met;

•	the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing;

•	the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; and

•	uncertainty as to timely availability of permits and other governmental approvals. the performance of the Registrant’s business and operations;

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Blue Moon and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. They include, but not limited to, statements regarding: the Registrant’s plans to advance the projects through additional exploration and technical studies, the timing of these exploration activities, the recommended exploration work programs and the budget thereof, the anticipated results of Technical Reports, the ability of the Registrant to obtain the necessary funding and permit, the ability to satisfy all conditions precedent to drawing down on project financing, the ability to integrate the acquired companies and the maintenance of the social licenses necessary to operate in the areas where the projects are located. A description of assumptions used to develop such forward-looking statements and a description of additional risk factors that may cause actual results to differ materially from forward-looking statements can be found in the Registrant’s disclosure documents on the SEDAR+ website at www.sedarplus.com, such as the Registrant’s Annual Information Form for the three months ended March 31, 2025, filed on September 12, 2025, which is attached hereto as Exhibit 99.43. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. While the Registrant believes that the assumptions inherent in any forward-looking statements are reasonable, forward-looking statements are not guarantees of future events or performance, and, accordingly, readers are cautioned not to place undue reliance on such statements due to the inherent uncertainty therein. The Registrant does not undertake any obligation to update or revise any forward-looking statements, except as required by law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the financial statements have been subject to an audit performed under Canadian generally accepted auditing standards. IFRS differs in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the Securities and Exchange Commission (the “SEC”). Therefore, the Registrant’s financial statements filed with this registration statement may not be comparable to financial statements prepared in accordance with US GAAP.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.116, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consents of the independent auditor and other experts named in the foregoing Exhibits as Exhibits 99.117 through 99.125, inclusive, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s AIF, attached hereto as Exhibit 99.43.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars.

NASDAQ CORPORATE GOVERNANCE PRACTICES

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the "Nasdaq Stock Market Rules") may disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, https://bluemoonmetals.com, each requirement of the Nasdaq Stock Market Rules that it does not follow and described the home country practice followed in lieu of such requirements. Information contained on or that can be accessed through the Registrant's website does not constitute part of this Annual Report and the inclusion of Registrant's website address in this Annual Report is intended to be an inactive textual reference only.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking. The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

B. Consent to Service of Process. The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

BLUE MOON METALS INC.

By:	/s/ Christian Kargl-Simard
	Name:	Christian Kargl-Simard
	Title:	Chief Executive Officer and Director

Date: January 16, 2026

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Registration Statement:

Exhibit No.	Description
99.1*	Press release, filed on December 1, 2025, reporting significant development momentum on its Norwegian projects
99.2*	Interim financial statements, for the three and nine months ended September 30, 2025 and 2024, filed on November 19, 2025
99.3*	Annual management’s discussion and analysis for the three and nine months ended September 30, 2025, filed on November 19, 2025
99.4*	Certification of interim filings – F. Kwong, CFO (52-109FV2), filed on November 19, 2025
99.5*	Certification of interim filings – C. Kargl-Simard, CEO (52-109FV2), filed on November 19, 2025
99.6*	Press release, filed on November 13, 2025, announcing voting results from the annual and special meeting and welcoming new Norwegian-based board members
99.7*	Press release, filed on October 28, 2025, announcing the appointment of Katy Grant as Senior Vice President, Human Resources & Corporate Sustainability
99.8*	Management proxy materials, request for financial statements, filed on October 22, 2025
99.9*	Form of Proxy, Annual General and Special Meeting to be held on Nov 13, 2025, filed on October 22, 2025
99.10*	Notice of meeting, for the Annual General and Special Meeting to be held on November 13, 2025, filed on October 22, 2025
99.11*	Management information circular, dated October 10, 2025, filed on October 22, 2025
99.12*	Press release, filed on October 14, 2025, announcing the signing of an MOU to acquire the Springer Critical Metals Mine and processing plant in Nevada and intention to list on NASDAQ
99.13*	Press release, filed on October 6, 2025, announcing commencement of construction activities for the exploration decline at the Blue Moon Mine in Mariposa County, California
99.14*	Material change report, filed on October 6, 2025
99.15*	Press release, filed on October 1, 2025, announcing the closing of a C$86.5 million bought-deal public offering
99.16*	Marketing materials related to the short form base shelf prospectus, dated September 25, 2025, filed on September 29, 2025

99.17*	Prospectus supplement to the short form base shelf prospectus dated September 23, 2025, filed on September 26, 2025
99.18*	Consent letter of underwriter's legal counsel, Blake, Cassels & Graydon LLP, filed on September 26, 2025
99.19*	Consent letter of issuer's legal counsel, Bennett Jones LLP, filed on September 26, 2025
99.20*	Underwriting agreement, dated September 26, 2025, filed on September 26, 2025
99.21*	Press release, filed on September 25, 2025, announcing the upsize of the bought-deal public offering to C$75 million
99.22*	Press release, filed on September 24, 2025, announcing a C$60 million bought-deal public offering
99.23*	Business acquisition report, filed on September 23, 2025
99.24*	Receipt of shelf prospectus (NI 44-102), filed on September 23, 2025
99.25*	Consent letter of expert, A. Wheeler, filed on September 23, 2025
99.26*	Consent letter of expert, C. Jacobs, filed on September 23, 2025
99.27*	Consent letter of expert, J. Taylor, filed on September 23, 2025
99.28*	Consent letter of expert, R. Gowans, filed on September 23, 2025
99.29*	Undertaking re breakdown of sales and payment of fees (BC), filed on September 23, 2025
99.30*	Consent letter of expert, A. J. San Martin, filed on September 23, 2025
99.31*	Consent letter of expert, P. Szkilnyk, filed on September 23, 2025
99.32*	Consent letter of expert, S. Wilson, filed on September 23, 2025
99.33*	Final short form prospectus, filed on September 23, 2025
99.34*	Non-issuer's submission to London, United Kingdom, jurisdiction and appointment of agent, Bennett Jones LLP, filed on September 23, 2025
99.35*	Non-issuer's submission to Vestland, Norway, jurisdiction and appointment of agent, filed on September 23, 2025
99.36*	Undertaking to file documents and material contracts, filed on September 23, 2025
99.37*	Auditor's consent letter, KPMG AS, filed on September 23, 2025
99.38*	Auditor's consent letter, Davidson & Company LLP, filed on September 23, 2025
99.39*	Consent letter of issuer's legal counsel, filed on September 23, 2025
99.40*	Notice of the meeting and record date, filed on September 15, 2025
99.41*	Technical report for the Preliminary Economic Assessment of the Blue Moon Mine, Mariposa County, California (NI 43-101), filed on September 12, 2025
99.42*	Consent of qualified person, A. Wheeler (NI 43-101), filed on September 12, 2025
99.43*	Technical report on the mineral resources of the Sulitjelma Project, Norway (NI 43-101), filed on September 12, 2025
99.44*	Annual information form for the financial year ended December 31, 2025, filed on September 12, 2025
99.45*	Consent of qualified person, A. Wheeler (NI 43-101), filed on September 12, 2025
99.46*	Technical report on the Mineral Resources of the Nussir and Ulveryggen Projects, Norway (NI 43-101), filed on September 12, 2025
99.47*	Material change report, filed on September 12, 2025
99.48*	Material document(s) (amended), filed on September 12, 2025
99.49*	Report of exempt distribution excluding schedule 1 of Form 5, filed on September 12, 2025
99.50*	Report of exempt distribution excluding schedule 1 of Form 5, filed on September 12, 2025
99.51*	Consent of qualified person, P. Szkilnyk (NI 43-101), filed on September 12, 2025
99.52*	Consent of qualified person, A. J. San Martin (NI 43-101), filed on September 12, 2025
99.53*	Consent of qualified person, C. Jacobs (NI 43-101), filed on September 12, 2025
99.54*	Consent of qualified person, R. Gowans (NI 43-101), filed on September 12, 2025
99.55*	Consent of qualified person, J. Taylor (NI 43-101), filed on September 12, 2025
99.56*	Consent of qualified person, S. Wilson (NI 43-101), filed on September 12, 2025
99.57*	Receipt of shelf prospectus (NI 44-102), filed on September 12, 2025
99.58*	Qualification certificate, filed on September 12, 2025
99.59*	Preliminary short form prospectus, filed on September 12, 2025
99.60**	Press release, filed on September 4, 2025, announcing the closing of a US$5 million private placement and initial US$12.5 million bridge-loan draw to advance the Nussir Project in Norway
99.61**	Certification of interim filings - C. Kargl-Simard, CEO (52-109FV2), filed on August 27, 2025
99.62**	Certification of interim filings – F. Kwong, CFO (52-109FV2), filed on August 27, 2025

99.63**	Interim financial statements for the three and six months ended June 30, 2025 and 2024, filed on August 27, 2025
99.64**	Annual management’s discussion and analysis for the three and six months ended June 30, 2025, filed on August 27, 2025
99.65**	Press release, filed on August 19, 2025, announcing a project finance package of up to US$140 million from Hartree/Oaktree to advance the Nussir Project in Norway
99.66**	Press release, filed on July 9, 2025, announcing receipt of environmental permits and award of a mining contract for a tunnel extension at NSG in Nordland County, Norway
99.67**	Press release, filed on July 7, 2025, announcing the selection of Worley to prepare an NI 43-101 feasibility study and advance basic engineering for the Nussir Project
99.68**	Press release, filed on July 3, 2025, announcing the appointment of Stephen Eddy as Senior Vice-President, Corporate Development
99.69**	Statement of executive compensation (form 51-102F6V), filed on June 26, 2025
99.70**	Press release, filed on June 26, 2025, announcing the award of a mining contract for portal construction and an exploration decline at the Blue Moon Mine in Mariposa County, California
99.71**	Press release, filed on June 16, 2025, announcing completion of the first blast on the Nussir access portal ahead of schedule
99.72**	Press release, filed on June 5, 2025, announcing that the Nussir Copper Project has received ‘Special Strategic Project’ status from the European Union
99.73**	NI 44-101 notice of intent to qualify, filed on June 4, 2025
99.74**	Interim financial statements for the three months ended March 31, 2025, filed on May 23, 2025
99.75**	Annual management’s discussion and analysis, three months ended March 31, 2025, filed on May 23, 2025
99.76**	Certification of interim filings – C. Kargl-Simard, CEO (52-109FV2), filed on May 23, 2025
99.77**	Certification of interim filings – F. Kwong, CFO (52-109FV2), filed on May 23, 2025
99.78**	Technical report on the Mineral Resources of the Sulitjelma Project, Norway (NI 43-101), filed on May 20, 2025
99.79**	Consent of qualified person, A. Wheeler, (NI 43-101), filed on May 20, 2025
99.80**	Report of exempt distribution excluding schedule 1 of Form 5, filed on May 14, 2025
99.81**	Business acquisition report, filed on May 10, 2025
99.82**	Press release, filed on May 8, 2025, announcing mobilization for underground development at the Nussir Project, a C$1.13 million follow-on investment by the mining contractor and engagement of a market maker
99.83**	Press release, filed on April 21, 2025, announcing the appointment of Boi Linh Doig as Vice-President, Mining
99.84**	Letter from successor auditor, MNP LLP, filed on April 21, 2025
99.85**	Letter from former auditor, Davidson & Company LLP, filed on April 21, 2025
99.86**	Change of auditor notice, filed on April 21, 2025
99.87**	Technical report for the Preliminary Economic Assessment of the Blue Moon Mine, Mariposa County, California (NI 43-101), filed on April 15, 2025
99.88**	Consent of qualified person, P. Szkilnyk (NI 43-101), filed on April 15, 2025
99.89**	Consent of qualified person, S. Wilson (NI 43-101), filed on April 15, 2025
99.90**	Consent of qualified person, A. J. San Martin (NI 43-101), filed on April 15, 2025
99.91**	Consent of qualified person, R. Gowans (NI 43-101), filed on April 15, 2025
99.92**	Consent of qualified person, A. Obeso Muniz (NI 43-101), filed on April 15, 2025
99.93**	Consent of qualified person, C. Jacobs (NI 43-101), filed on April 15, 2025
99.94**	Press release, filed on April 15, 2025, announcing congressional support and BLM approval for an underground exploration program at the Blue Moon critical minerals project in Mariposa County, California
99.95**	Press release, filed on April 15, 2025, announcing graduation to the OTCQX market
99.96**	Certification of annual filings – C. Kargl-Simard, CEO (52-109FV1), filed on April 14, 2025
99.97**	Certification of annual filings – F. Kwong CFO (52-109FV1), filed on April 14, 2025
99.98**	Annual management’s discussion and analysis for the year ended December 31, 2024, filed on April 14, 2025
99.99**	Audited annual financial statements for the years ended December 31, 2024 and 2023, filed on April 14, 2025

99.100**	AB Form 13-501F1 (participation fee), filed on April 14, 2025
99.101**	Press release, filed on April 14, 2025, announcing reinstatement of quotation on the OTCQB following transformational acquisitions
99.102**	Press release, filed on April 10, 2025, announcing Maiden NI 43-101 Sulitjelma Resource estimate
99.103**	Press release, filed on March 18, 2025, announcing Norwegian Ministry decision upholding Nussir operating-license deadline
99.104**	Report of exempt distribution excluding schedule 1 of Form 5, filed on March 17, 2025
99.105**	Material document(s), Investor Rights Agreement, dated March 7, 2025, filed on March 17, 2025
99.106**	Material change report, filed on March 17, 2025
99.107**	Material document(s), Share Purchase Agreement, dated March 6, 2025, filed on March 17, 2025
99.108**	Press release, filed on March 13, 2025, announcing resumption of trading, TSXV Tier 1 graduation and share consolidation completion
99.109**	Press release, filed on March 10, 2025, announcing acquisition of Oyen industrial assets and C$5.25 million follow-on equity investment
99.110**	Report of exempt distribution excluding schedule 1 of Form 5, filed on March 7, 2025
99.111**	Material change report, filed on March 7, 2025
99.112**	Press release, filed on March 3, 2025, announcing results of preliminary economic assessment for Blue Moon VMS deposit
99.113**	Press release, filed on March 3, 2025, announcing proposed share consolidation
99.114**	Press release, filed on February 27, 2025, announcing closing of Norwegian acquisitions and new executive appointments
99.115**	Technical report on the Mineral Resources of the Nussir and Ulveryggen Projects, Norway (NI 43-101), filed on February 27, 2025
99.116**	Consent of qualified person, A. Wheeler (NI 43-101), filed on February 27, 2025
99.117**	Consent of A.J. San Martin, dated January 15, 2026
99.118**	Consent of A. Wheeler, dated January 15, 2026
99.119**	Consent of C. Jacobs, dated January 15, 2026
99.120**	Consent of J. Taylor, dated January 14, 2026
99.121**	Consent of P. Szkilnyk, dated January 15, 2026
99.122**	Consent of R. Gowans, dated January 15, 2026
99.123**	Consent of S. Wilson, dated January 15, 2026
99.124**	Consent letter of Davidson & Company LLP, dated January 15, 2026

* Filed herewith

** To be filed by amendment